EXHIBIT 4.2

Michael T. Williams, Esq.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813.831.9348
Fax: 813.832.5284
e-mail: wmslaw@tampabay.rr.com

October 1, 2005

Abazias, Inc.

Via e-mail and fax

Re:	Legal Services Agreement

Dear Sirs:

This letter sets forth the terms by which I shall be engaged in connection with matters described below. I agree that the terms and conditions of the engagement shall be as set forth in this letter.

1.	Engagement. I have been engaged as special counsel for Abazias, Inc. ["Company"].

The engagement shall be limited to the assistance with following matters:

•	The preparation of a Forms 10K-SB and 10Q-SB

•	Availability to respond to general securities law questions

No other services, including but not limited to services in connection with the offer or sale of securities in a capital-raising transaction, services that directly or indirectly promote or maintain a market for your securities, or services in connection with a reverse merger with a shell company shall be the subject of or provided under this Agreement.

The term of the engagement shall be through the period ending December 31, 2005.

2.	Fees, Costs and Expenses. My fee shall be 250,000 shares of your common stock, to be registered on form S-8.

Sincerely,

/s/ Michael T. Williams

Michael T. Williams, Esq.